05010613

12g3-2(b) File No. 82 –4965

RECEIVED
AUG 18 2005
SEC MAIL PROCESSING SECTION WASH., D.C. 190

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
**UNITED STATES OF AMERICA**

27 July 2005

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

SUPPL

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

PROCESSED
AUG 22 2005
THOMSON
FINANCIAL

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

press release

Embargo until Tuesday 26.07.05 – 17:40

mobistar
Orange group

# Mobistar: total service revenues achieves growth of over 10%

- As of 30 June 2005, Mobistar had 2,867,522 active customers[1], 205,186 more than a year before, representing growth of 7.7%. The proportion of postpaid customers increased markedly to 39.8% of the active customer base, against 32.9% on 30 June 2004. According to its estimations, Mobistar is maintaining its position with a market share of more than 33% of the mobile telecommunication business in Belgium.
- Total Service Revenues at the end of the first half of 2005 reached EUR 684 million, an increase of 10.5% compared with EUR 618.9 million as at 30 June 2004. Turnover in mobile activity amounted to EUR 633.3 million, an increase of 10.6% compared with EUR 572.4 million as at the end of the first half of 2004. Turnover in fixed/data telecommunication business increased by 3.9% to EUR 50.7 million, against EUR 48.8 million the year before. Consolidated turnover, which includes the results of mobile phone sales, reached EUR 703.6 million. It saw growth of 8.9%, limited by the prohibition against combined sales of mobile phones and call credits, which came into force on 11 January 2005. This does not, however, affect Mobistar's profitability, taking into account the absence of a margin on mobile phones.
- Total revenues for the first six months of the year reached a total of EUR 716.6 million, representing an increase of 8.7% compared with EUR 659.3 million as at the end of the first half of 2004.
- Despite vigorous competition in the market and the reduction last November in the mobile terminating rate (MTR), the average monthly revenue per active customer (ARPU) increased by 1.9%. It amounts to EUR 36.87 against EUR 36.17 a year ago.
- The consolidated EBITDA (*Earnings Before Interest, Taxation, Depreciation and Amortization*) increased by 6.5% and reached EUR 283.8 million in June 2005 against EUR 266.4 million in June 2004. The consolidated EBITDA margin reached 41.5% of service revenues against 43.0% a year before. The EBITDA margin in mobile activity was stable at 43.8% of service revenues in June 2005, against 43.6% in June 2004. The EBITDA margin in fixed/data activity fell from 34.0% to 13.2% of the service revenues. This reduction is associated with the mix of activities in fixed telephone business. The costs arising from the development of a broadband service, which will go into operation by the end of the year, also had a significant impact on the EBITDA margin in fixed/data activity.
- Mobistar's net consolidated profit for the half-year showed an increase of 14.5%. It reached EUR 135.3 million (EUR 2.15/share), or 19.8% of service revenues as at 30 June 2005, against EUR 118.2 million (EUR 1.88/share), representing 19.1% of service revenues as at 30 June 2004.
- The process of optimisation of the network quality and the deployment of EDGE and UMTS technology were particularly sustained in 2005, and Mobistar invested a total of EUR 90 million during the first six months of 2005, against EUR 57.3 million in the previous year.
- Mobistar's results have been drawn up following IFRS norms. The financial statement for 2004 has consequently been restated in this release following the same norms. This restatement had no significant effect on the figures.

[1] Figures for active customers do not include "machine-to-machine" cards

# press release

Embargo until Tuesday 26.07.05 – 17:40

mobistar
Orange group

Brussels, 26 July 2005 - **Mobistar (Euronext Brussels : MOBB) today presented its results for the first half of 2005. At the end of the first six months of the year, the operator strengthened its position in a highly competitive market by strongly increasing the proportion of postpaid customers in its customer base and confirming growth in its mobile business.**

**Double digit growth in services revenues**

Service revenues reached EUR 684 million, growth of 10.5% compared with EUR 618.9 million as at 30 June 2004.

Turnover in mobile phone activity increased by 10.6% to EUR 633.3 million, against EUR 572.4 million a year before. Turnover in fixed/data activity rose to EUR 50.7 million, an increase of 3.9% compared with EUR 48.8 million at the end of the first half of 2004.

Consolidated turnover as at 30 June 2005, which includes profits from the sale of mobile phones, rose to EUR 703.6 million. That represents an increase of 8.9% compared with the results of the first six months of the previous financial year, limited by the decision of the Commercial Court in Antwerp that the combined sale of mobile phones and call credits would not be permitted after 11 January 2005. The fall in sales of mobile phones did not, however, have any impact in terms of profitability inasmuch as these sales do not generate a profit margin for the operator.

Total revenue in the first half-year rose to EUR 716.6 million. It amounts to an increase of 8.7% compared with the EUR 659.3 million achieved at the end of the first half of 2004.

**Strengthening the customer base and consolidation of the ARPU**

As of 30 June 2005, Mobistar had 2,867,522 active customers, constituting an increase of almost 8% compared with the first six months of the previous year. This growth occurred mainly within the postpaid customer base, now almost 40% of Mobistar's active customer base. It is all the more positive in that it entails the migration of a growing part of prepaid card users into the postpaid customer base.

This trend in the ratio of the prepaid to the postpaid customer base, together with the growth in the operator's market share in the business segment, strengthens the average monthly revenue per user (ARPU), which has increased by almost 2% to EUR 36.87 per active customer per month, despite strong competitive pressure in the market and the reduction, in November 2004, of the mobile terminating rate (MTR). The prepaid ARPU amounted to EUR 17.52, against EUR 17.86 at the end of the first six months of the previous financial year. The postpaid ARPU was EUR 62.06, against EUR 67.23 the year before.

press release

Embargo until Tuesday 26.07.05 – 17:40

mobistar
Orange group

**Product development and strengthening the commercial approach**

The favourable trends in the operator's results during the first half of 2005 are associated with the particular development of the Mobistar product – tariff plans and services – based on a commercial approach which resolutely aims to get closer to the customer.

The "Mobistar VIP" formula, launched in the course of the last quarter of 2004, responds to the desire for transparency and simplicity expressed by customers. This solution is based on a linear sliding tariff and a range of privileged services, and is advantageous for any user consuming more than 250 minutes of call time each month. By 30 June, almost 100.000 customers had opted for this tariff plan.

The "My Life" product, which was launched last May, enables users to construct their own tariff plan based according to their own needs. "Mobistar My Life" consists of a basic formula, together with one or more options combining call credit modules and SMS packages. This 'à la carte' tariff plan constitutes a first in Belgium.

Mobistar has also developed a series of products designed to promote customer loyalty, essential in a market such as the Belgian telephony market. "Tempo Plus" thus enables users of prepaid cards to benefit from a 10% discount on calls to 10 favourite numbers, whatever the time, the day, or the network they are calling.

In its desire to promote an image and access representative of the quality of its services, the operator has also undertaken an in-depth review of the positioning of its brand. This has led to an evolution in the communication of Mobistar. Its campaigns are based on more serene and more universal language and aesthetics which are appropriate to the maturity of the company. It will take shape in the new design of the operator's own points of sales, which will be rolled out progressively during the second half of 2005.

**Evolution in profitability**

The Mobistar Group recorded an increase of 6.5% in the consolidated EBITDA as at the end of the first half-year. It reached EUR 283.8 million, an increase of EUR 17.4 million compared with EUR 266.4 million as at the end of the first six months of 2004. The consolidated EBITDA margin is 41.5% of service revenues, a slight fall compared with the margin of 43% achieved as at 30 June 2004.

The mobile telephony activity presents a favourable EBITDA, increasing by 10.9% to EUR 277.1 million, 43.8% of service revenues, stable versus 43.6% a year ago.

The EBITDA from fixed/data activity underwent a perceptible decline, largely due to the costs associated with the launch of broadband activities, and to the evolution of the mix of activities within fixed telephony. At the end of the first half of 2005, it represented EUR 6.7 million, 13.2% of service revenues.

Mobistar n.v. s.a. - Kolonel Bourgstraat 149 rue Colonel Bourg - Brussel B-1140 Bruxelles - tel. 02 745 71 11 - fax 02 745 70 00 - www.mobistar.be

press release

Embargo until Tuesday 26.07.05 – 17:40

mobistar
Orange group

Mobistar's consolidated half-year net profit increased by 14.5%. It reached 19.8% of service revenues, or EUR 135.3 million, a net profit per share of EUR 2.15 (not diluted) . As at the end of the first half of the preceding financial year, the net profit of EUR 118.2 million represented a margin of 19.1% of service revenues, being equivalent to EUR 1.88 per share (not diluted).

This favourable trend in Mobistar's profitability is explained both by the improvement in the mix of prepaid and postpaid customers within the active customer base and the growth in earnings associated with it, and by the effort made by the company and its partners to meet the requirements of customers within the times and under the conditions they expect.

**Investments in cutting edge infrastructure in line with customer expectations**

Total investments by Mobistar in the course of the first half-year rose to EUR 90 million, 13.2% of service revenues. That sum, which represents an increase of over 50% compared with investments of EUR 57.3 million during the first half of 2004, relates mainly to renewal and optimisation of the operator's network infrastructure.

Mobistar has in fact engaged in a very ambitious network modernisation programme, which will provide it with a virtually new network at the cutting edge of technology by the end of the year. In practical terms, this project involves replacement of Base Station Controllers (BSC), finalised in February 2005, modernised radio masts (BSS) and the use of unique technology developed by Nortel Networks, completion of which is underway, as well as the deployment of EDGE technology.

The significant development of the network will enable Mobistar to offer high output, capacity and a noticeable improvement in coverage across the whole of Belgium by the end of the year. As a result of the deployment of EDGE, Mobistar is the first in Belgium to launch mobile phone television.

The operator is also continuing to deploy its 3rd generation network (UMTS), conform with plans drawn up when the licence was obtained from the Institut Belge des Postes et Télécommunications (IBPT). The objective is to reach 30% UMTS coverage of the population of Belgium before the end of 2005.

**Free Cash Flow**

In the course of the first half of 2005, Mobistar generated a consolidated free cash flow before dividend payment of EUR 164.5 million, against EUR 129.9 million a year before. The balance of EUR 38.1 million after payment of the dividend enabled a reduction of the net financial debt to EUR 110.4 million as at 30 June 2005, a reduction of 26.2% compared with the 149.6 million posted on 30 June 2004.

press release

Embargo until Tuesday 26.07.05 – 17:40

mobistar
Orange group

**Perspectives**

In commercial terms, Mobistar is pursuing its strategy based on a segmented approach to the market, enabling it to offer services users require based on their individual needs, expectations and characteristics. In this context, the operator will launch an integrated distribution network in order to get as close as possible to its customer base. Mobistar expects to have 5 exclusive points of sales by the end of the year.

The operator is also pursuing the development of solutions integrating the growing convergence of technologies, which is becoming increasingly evident in the telecommunications sector. As announced at the beginning of the year, Mobistar will launch a range of broadband services intended for the general public by the end of the year.

Taking into account the strong competitive pressure in the market, Mobistar expects that the growth in service revenues at the end of the financial year will continue in line with the first half-year, with an increase in the order of 10%.

Despite the anticipated increase in commercial expenses in the course of the second half-year, and despite the costs related to the launch of its broadband activities, the operator anticipates important growth (high single digit growth) in net profit for the 2005 financial year compared with the 2004 financial year, as revalued following IFRS norms.

**Report of the auditor, following a limited examination of the interim consolidated financial information of Mobistar S.A. as at 30 June 2005**

*We have proceeded with a limited examination of the interim consolidated financial information, closed on 30 June 2005, of the company Mobistar, which shows a total balance sheet of EUR 1,158.6 million and a net profit for the period of EUR 135.3 million. This interim consolidated financial information was drawn up in accordance with 'International Financial Reporting Standards'.*

*Our mission was defined as to certify the periodical information provided by the company. Our mission was carried out in accordance with the guidelines of the Institut de Reviseurs d'Entreprises governing limited examination. This examination consists principally of the analysis, comparison and discussion of the financial information and was consequently less extensive than a full inspection of the consolidated accounts, the objective of which would be to certify the consolidated accounts. Accordingly, we are not in a position to certify the interim financial position set out above.*

*This examination did not disclose factors which require significant correction of the consolidated interim position.*

*Brusels, 25 July 2005*

*Ernst & Young Company Auditors S.C.C. (B 160) represented by Herman Van den Abeele*

*Auditor*

# press release

Embargo until Tuesday 26.07.05 – 17:40

mobistar
Orange group

Annex: Tables of key figures in euros (2004 figures restated according to IFRS) and interim financial statement IAS 34.

***

*Mobistar (EURONEXT BRUSSELS: MOBB) is one of the main actors in the world of telecommunications in Belgium, active in mobile telephony, fixed telephony and on other markets with a strong growth potential (data transmission, Internet, etc.).Mobistar is part of the Orange Group which brings together most of the mobile activities of France Telecom. Mobistar is listed on the Brussels Stock Exchange. On 30 June 2005 Mobistar counted a total of 2,867,522 active customers for mobile telephony.*

**For further information, please contact**

Press center : Patti Verdoodt & Olivier Lechien
GSM +32 (0)495.95.98.88 – e-mail: press@mail.mobistar.be

press release

Embargo until Tuesday 26.07.05 – 17:40

mobistar
Orange group

## Interim financial statements IAS 34

| Consolidated financial information (Mio €) | Mobistar Group | | |
|---|---|---|---|
| | 30.06.2005 | 30.06.2004 | Variation (%) |
| Total service revenues | 684.0 | 618.9 | 10.5% |
| Handset sales | 19.6 | 27.1 | -27.7% |
| Total turnover | 703.6 | 646.0 | 8.9% |
| Other operating revenue | 13.0 | 13.3 | -2.3% |
| Total revenue | 716.6 | 659.3 | 8.7% |
| Interconnection costs | 159.3 | 133.2 | 19.6% |
| Costs of equipment and goods sold | 63.8 | 63.3 | 0.8% |
| Services and other goods | 140.0 | 132.6 | 5.6% |
| Remuneration, social security and pensions | 65.8 | 58.9 | 11.7% |
| Depreciation and amortization | 81.4 | 82.5 | -1.3% |
| Bad debt, inventory and other provisions | -0.9 | -1.6 | -43.8% |
| Other operating charges | 4.8 | 6.5 | -26.2% |
| Total operating expenses | 514.2 | 475.4 | 8.2% |
| EBITDA (Earnings before interest, taxation, depreciation and amortisation) | 283.8 | 266.4 | 6.5% |
| EBITDA margin in % of service revenues | 41.5% | 43.0% | |
| EBIT (results of operating activities) | 202.4 | 183.9 | 10.1% |
| Net finance costs | -4.5 | -10.1 | 55.4% |
| Result of operating activities after net finance costs | 197.9 | 173.8 | 13.9% |
| Tax expense | -62.6 | -55.6 | 12.6% |
| Profit or loss from continuing operations | 135.3 | 118.2 | 14.5% |
| Profit or loss attributable to equity holders of the parent | 135.3 | 118.2 | 14.5% |
| Basic earnings per share | 2.15 | 1.88 | 14.4% |
| Weighted average number of shares | 63,035,789 | 62,732,138 | |
| Diluted earnings per share | 2.14 | 1.88 | 13.8% |
| Diluted weighted average number of shares | 63,162,120 | 62,896,280 | |

# press release

Embargo until Tuesday 26.07.05 – 17:40

mobistar
Orange group

| Financial information by activity (Mio €) | 30.06.2005 | | | 30.06.2004 | | |
|---|---|---|---|---|---|---|
| | Mobile | Fix voice Data | Total consolidated | Mobile | Fix voice Data | Total consolidated |
| Total service revenues | 633.3 | 50.7 | 684.0 | 572.4 | 48.8 | 618.9 |
| Handset sales | 19.6 | 0.0 | 19.6 | 27.1 | 0.0 | 27.1 |
| Total turnover | 652.9 | 50.7 | 703.6 | 599.5 | 48.8 | 646.0 |
| Other operating revenue | 12.9 | 0.1 | 13.0 | 13.4 | -0.1 | 13.3 |
| Total revenue | 665.8 | 50.8 | 716.6 | 612.9 | 48.7 | 659.3 |
| EBITDA (Earnings before interest, taxation, depreciation and amortisation) | 277.1 | 6.7 | 283.8 | 249.8 | 16.6 | 266.4 |
| EBITDA margin in % of service revenues | 43.8% | 13.2% | 41.5% | 43.6% | 34.0% | 43.0% |
| EBIT (results of operating activities) | 199.3 | 3.1 | 202.4 | 170.9 | 13.0 | 183.9 |
| Net finance costs | | | -4.5 | | | -10.1 |
| Result of operating activities after net finance costs | | | 197.9 | | | 173.8 |
| Tax expense | | | -62.6 | | | -55.6 |
| Profit or loss from continuing operations | | | 135.3 | | | 118.2 |

# press release

Embargo until Tuesday 26.07.05 – 17:40

mobistar
Orange group

| Balance sheet (Mio €) | 30.06.2005 | 31.12.2004 |
|---|---|---|
| **Assets** | | |
| Non-current Assets | | |
| Tangible assets | 440.3 | 418.0 |
| Goodwill | 9.2 | 10.6 |
| Intangible assets | 367.6 | 377.4 |
| Financial assets | 0.2 | 0.2 |
| Deferred taxes | 8.3 | 9.3 |
| Total non-current assets | 825.6 | 815.5 |
| Current assets | | |
| Inventories | 7.0 | 18.0 |
| Trade receivables | 136.9 | 148.9 |
| Other current assets | 44.0 | 36.4 |
| Cash en cash equivalents | 145.1 | 106.8 |
| Total current assets | 333.0 | 310.1 |
| **Total assets** | **1,158.6** | **1,125.6** |
| **Equity and liabilities** | | |
| Equity | | |
| Share capital | 435.5 | 435.5 |
| Share premium | 14.2 | 14.2 |
| Legal reserve | 7.9 | 7.9 |
| Hedging reserve | -1.6 | -2.7 |
| Retained earnings | 118.2 | 108.1 |
| Total equity | 574.2 | 563.0 |
| Non-current liabilities | | |
| Long-term debt | 249.5 | 249.4 |
| Long-term provisions | 10.5 | 9.3 |
| Total non-current liabilities | 260.0 | 258.7 |
| Current liabilities | | |
| Short-term borrowings and derivatives | 6.0 | 7.0 |
| Trade payables | 174.9 | 197.1 |
| Remuneration and social security | 34.4 | 33.7 |
| Current taxes payable | 40.7 | 1.2 |
| Deferred income | 66.7 | 64.0 |
| Other payables | 1.7 | 0.9 |
| Total current liabilities | 324.4 | 303.9 |
| Total liabilities | 584.4 | 562.6 |
| **Total equity and liabilities** | **1,158.6** | **1,125.6** |

# press release

Embargo until Tuesday 26.07.05 – 17:40

mobistar
Orange group

| Equity (Mio €) | 30.06.2005 | 30.06.2004 |
| --- | --- | --- |
| Share capital | 435.5 | 431.9 |
| Share premium | 14.2 | 0.1 |
| Legal reserve | 7.9 | 0.0 |
| Hedging reserve | -2.7 | -4.7 |
| Retained earnings (+) (-) | 108.1 | -127.0 |
| Equity as at the beginning of the period | 563.0 | 300.3 |
| | | |
| Share capital | 0.0 | 2.0 |
| Share premium | 0.0 | 7.8 |
| Legal reserve | 0.0 | 0.0 |
| Hedging reserve | 1.1 | 0.9 |
| Profit, Loss of the period: | | |
| Profit (+), Loss (-) as at 30 June of the period | 135.3 | 118.2 |
| Paid dividend | -126.4 | 0.0 |
| Merger fully-owned subsidiary Mobistar Affiliate S.A. | 1.2 | 0.0 |
| Equity movements as at 30 June | 11.2 | 128.9 |
| | | |
| Share capital | 435.5 | 433.9 |
| Share premium | 14.2 | 7.9 |
| Legal reserve | 7.9 | 0.0 |
| Hedging reserve | -1.6 | -3.8 |
| Retained earnings (+) (-) | 118.2 | -8.8 |
| Equity as at 30 June | 574.2 | 429.2 |

Mobistar N.V S.A. - Kolonel Bourgstraat 149 rue Colonel Bourg - Brussel B-1140 Bruxelles - tel. 02 745 71 11 - fax. 02 745 70 00 - www.mobistar.be

# press release

Embargo until Tuesday 26.07.05 – 17:40

mobistar
Orange group

| Cash Flow statement (Mio €) | 30.06.2005 | 30.06.2004 |
|---|---|---|
| Cash flow from operating activities | | |
| Result of operating activities after finance costs | 197.9 | 173.8 |
| Adjustments for: | | |
| Depreciation and amortisation of fixed assets | 81.4 | 82.5 |
| Provisions variations (increase +, decrease -) | 1.1 | 1.3 |
| Cash flow from operating activities | 280.4 | 257.6 |
| Inventories (increase +, decrease -) | 11.0 | -7.9 |
| Trade debtors (increase +, decrease -) | 11.9 | -13.1 |
| Deferred tax assets (increase +, decrease -) | 1.0 | 12.1 |
| Other current assets (increase +, decrease -) | -7.6 | -14.1 |
| Trade liabilities (increase +, decrease -) | -22.2 | -5.3 |
| Debts related to remuneration and social security (increase +, decrease -) | 0.7 | -11.3 |
| Debts related to taxes (increase +, decrease -) | 39.5 | 11.1 |
| Deferred income (increase +, decrease -) | 2.7 | 5.6 |
| Other amounts payable (increase +, decrease -) | 0.8 | -0.4 |
| Change in working capital | 37.8 | -23.3 |
| Income taxes | -62.2 | -44.6 |
| Deferred taxes | -0.4 | -11.0 |
| Net cash from operating activities | 255.6 | 178.7 |
| Cash flow from investing activities | | |
| *Non-monetary items* | | |
| Provision for dismantling telephony network | -1.1 | 0.0 |
| *Monetary items* | | |
| Purchase of intangible and tangible assets | -90.0 | -57.3 |
| Net cash used in investing activities | -91.1 | -57.3 |
| Cash flow from financing activities | | |
| *Non-monetary items* | | |
| Fair value of derivatives | 1.1 | 0.9 |
| *Monetary items* | | |
| Long-term borrowing and derivatives (increase +, decrease -) | 0.1 | -119.8 |
| Short-term borrowing and derivatives (increase +, decrease -) | -1.0 | -23.5 |
| Share capital (increase +, decrease -) | 0.0 | 2.0 |
| Share premium (increase +, decrease -) | 0.0 | 7.8 |
| Paid dividends | -126.4 | 0.0 |
| Net cash used in financing activities | -126.2 | -132.6 |
| Net increase (+), decrease (-) in cash and cash equivalents | 38.3 | -11.2 |
| Cash and cash equivalents at the beginning of the period | 106.8 | 17.8 |
| Cash and cash equivalents at the end of the period | 145.1 | 6.6 |

| The net cash from operating activities includes: | | |
|---|---|---|
| - the interests paid | 5.6 | 9.8 |
| - the interests received | 1.7 | 0.3 |
| - the paid income taxes | 32.0 | 40.0 |

press release

Embargo until Tuesday 26.07.05 – 17:40

mobistar
Orange group

## Reconciliation of Equity as at 31 December 2004

Consolidated data
( 000 euros)

| Note | | Belgian GAAP | IFRSs Movements | Consolidation Joint Venture France Télécom - Télindus named 'Irisnet' | Effect of the transition to IFRSs | IFRSs |
|---|---|---|---|---|---|---|
| | **ASSETS** | | | | | |
| | **Non-current Assets** | | | | | |
| 1 | Incorporation costs | 26 | -26 | | -26 | 0 |
| 2.a, b, c | Property, plant and equipment | 416,345 | 1,715 | | 1,715 | 418,060 |
| 3 | Goodwill | 9,172 | 1,422 | | 1,422 | 10,594 |
| 4 | Other intangible assets | 379,587 | -2,217 | | -2,217 | 377,370 |
| | Financial assets | 165 | | 8 | 8 | 173 |
| 5 | Deferred taxes | | 9,281 | | 9,281 | 9,281 |
| | **Total Non-current Assets** | **805,295** | **10,175** | **8** | **10,183** | **815,478** |
| | **Current Assets** | | | | | |
| | Inventories | 17,997 | | | | 17,997 |
| | Trade receivables | 154,588 | 5,218 | -10,925 | -5,707 | 148,881 |
| 6 | Other current assets | 36,286 | -621 | 792 | 171 | 36,457 |
| | Cash and cash equivalents | 106,698 | | 64 | 64 | 106,762 |
| | **Total Current Assets** | **315,569** | **4,597** | **-10,069** | **-5,472** | **310,097** |
| | **Total Assets** | **1,120,864** | **14,772** | **-10,061** | **4,711** | **1,125,575** |
| | **EQUITY AND LIABILITIES** | | | | | |
| | **Equity** | | | | | |
| | Share capital | 435,514 | | | | 435,514 |
| | Share premium | 14,191 | | | | 14,191 |
| | Legal reserve | 7,897 | | | | 7,897 |
| 7, 11 | Retained earnings | 108,745 | 4,142 | -4,813 | -671 | 108,074 |
| 8 | Hedging reserve | | -2,731 | | -2,731 | -2,731 |
| 2.a | Capital grants | 305 | -305 | | -305 | 0 |
| | **Total Equity** | **566,652** | **1,106** | **-4,813** | **-3,707** | **562,945** |
| | **Non-current Liabilities** | | | | | |
| 6 | Long-term borrowings & derivatives | 250,000 | -621 | | -621 | 249,379 |
| 8 | Long-term provisions | 6,032 | 5,814 | -2,475 | 3,339 | 9,371 |
| | **Total Non-current Liabilities** | **256,032** | **5,193** | **-2,475** | **2,718** | **258,750** |
| | **Current Liabilities** | | | | | |
| 8 | Short-term borrowings & derivatives | 767 | 4,129 | 2,115 | 6,244 | 7,011 |
| 9. a,b,c | Trade payables | 197,621 | -626 | 118 | -508 | 197,113 |
| | Remuneration and social security | 33,684 | | | | 33,684 |
| | Current taxes payable | 1,217 | | | | 1,217 |
| | Deferred income | 63,985 | 5,218 | -5,218 | | 63,985 |
| 10 | Other payables | 906 | -248 | 212 | -36 | 870 |
| | **Total Current Liabilities** | **298,180** | **8,473** | **-2,773** | **5,700** | **303,880** |
| | **Total Liabilities** | **554,212** | **13,666** | **-5,248** | **8,418** | **562,630** |
| | **Total Equity and Liabilities** | **1,120,864** | **14,772** | **-10,061** | **4,711** | **1,125,575** |

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mobistar
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**Notes on the reconciliation of Equity as at 31 December 2004**

As with the opening balance, in accordance with IAS 31 and SIC 12, the France Télécom – Télindus joint venture, named 'Irisnet', has been included at 50% in the consolidation perimeter.

1. Incorporation costs are not recognised as an asset under IAS 16.19: **- 26**.

2. a. The net book value of capital grants has been deducted from the value of the items of plant, property and equipment to which they relate (IAS 20.24) and has not been shown as an item of equity as it is defined by Belgian accounting standards : **- 305**.
   b. Borrowing costs are shown as expenses in line with the benchmark set by IAS 23.7 instead of being capitalised as permitted by Belgian accounting standards : **- 3,001**.
   c. The initial valuation of an item of plant, property and equipment includes an estimate of the costs of dismantling and removing the item and restoring the site on which it is located, when such an obligation exists (IAS 16.16). The net discounted value of those costs related to telephone network sites was calculated on the assumption that all sites will be dismantled in the future: **4,484**. On the other hand, the net book value of refurbishment expenditure related to rented premises was estimated at **537** thousand euros.
   The gross amount of those costs, i.e. **5,814** thousand euros, is shown under the heading 'Long-term provisions'.

3. In accordance with IFRS 3.54-55, the goodwill acquired in a business combination is measured at cost less any accumulated impairment losses. Moreover, appendix B.g,h to IFRS 1 stipulates that the net book value of goodwill in the opening IFRS balance sheet shall be its net book value under previous GAAP at the date of transition to IFRS, without modification of the amortisation previously provided for. As a consequence, the depreciation charge recognised in 2004 under Belgian GAAP must be reversed: **1,422**.
As at 31 December 2004, the net book value of goodwill did not exceed its recoverable value and no provision for depreciation was made.

4. Following SIC 32.8, the costs incurred in development of a web-site may be capitalised as intangible assets to the extent that they meet requirements of IAS 38 and, specifically, that it can be demonstrated that it is probable that the web-site will generate economic benefits. The expenditure which does not meet those criteria must be shown as expenses: **- 2,217**.

5. IAS 12 requires recognition of deferred tax assets amounting to **9,281** thousand euros as at the end of 2004, compared with **28,975** thousand euros in the IFRS opening balance sheet. The reduction in the amount of deferred tax assets arises mainly explained from the complete absorption of tax losses carried forward and by the utilisation of a portion of the investment deduction.

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The balance of deferred tax assets on closure of the financial year breaks down as follows:

| Description | Deferred Tax Assets | |
|---|---|---|
| | **Short term** | **Long term** |
| Investment deduction | 1,801 | 5,402 |
| Derivatives | 1,399 | |
| Borrowing costs shown as expenses | 222 | 604 |
| Web-site development costs shown as expenses | 213 | 262 |
| Reversed amortisation of goodwill | | -482 |
| Other items | 107 | -247 |
| **Total** | **3,742** | **5,539** |

Deferred tax assets are shown in a separate column for non-current assets.

6. In accordance with IAS 39.43, transaction costs have been deducted from the financial liabilities to which they relate: **- 621**.

7. The Board of Directors will recommend to the General Meeting of Shareholders to be held on 4 May 2005 that a dividend of 2 euros per share be declared amounting to a total of **126,072** thousand euros. Under IAS 10.12, this dividend is not recognised as a liability as at the date of the balance sheet.

8. Application of IAS 39 in order to show at its fair value in a separate category of equity the effective element of derivatives (interest rate swaps) qualifying for hedge accounting (Cash Flow Hedge), after deduction of the relevant deferred tax assets: **- 2.731.**

9. a. Provision for legal fees not qualifying as provision under IAS 37: **-149**.
b. Balance of loyalty commissions recognised in provision up-front upon contract activation in the IFRS opening balance sheet: **315**.
c. Reversal of provisions for dismantling network sites and refurbishing rented premises measured under Belgian GAAP and replaced by the provision described under paragraph 2.c above: **- 792**.

10. Provision for restructuring costs not qualifying as provision under IAS 37: **- 248**.

11. Reconciliation of the profit carried forward at year-end is as follows:

| | |
|---|---|
| **Profit carried forward under Belgian GAAP** | **108,745** |
| Recognition of deferred tax assets (ref. 5), excluding those recognised in the 'Hedging reserve' | 7,882 |
| Consolidation of the 'Irisnet' joint venture at 50% | -4,813 |
| Borrowing costs shown as expenses (ref. 2.b) | -3,001 |
| Web-site development costs shown as expenses (ref. 4) | -2,217 |
| Reversal of amortisation of goodwill (ref. 3) | 1,422 |
| Balance of the provision for loyalty commissions recognised in the IFRS opening balance sheet (ref. 9.b) | -315 |

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| | |
|---|---|
| Provision for restructuring not qualifying under IAS 37 (ref 9.b) | 248 |
| Provision for legal fees not qualifying under IAS 37 (ref 9.a) | 149 |
| Incorporation costs not recognised as an asset (ref. 1) | -26 |
| **Profit carried forward under IFRS standards** | **108,074** |

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mobistar
Orange group

## Reconciliation of Profit as at 30 June 2004

| Consolidated data ( 000 euros) Note | | Belgian GAAP | IFRSs Movements | Consolidation Joint Venture France Télécom - Télindus named 'Irisnet' | Effect of the transition to IFRSs | IFRSs |
|---|---|---|---|---|---|---|
| | **Operating revenues** | | | | | |
| 1.a,b,c,d | Total service revenues | 621,104 | -1,968 | | -1,968 | 619,136 |
| 2 | Handset sales | 27,639 | -699 | | -699 | 26,940 |
| | **Total turnover** | **648,743** | **-2,667** | | **-2,667** | **646,076** |
| 3.a, b | Other operating revenue | 21,938 | -8,692 | | -8,692 | 13,246 |
| | **Total operating revenues** | **670,681** | **-11,359** | **0** | **-11,359** | **659,322** |
| | **Operating expenses** | | | | | |
| | Interconnection costs | 133,219 | | | | 133,219 |
| 1.b, 4, 9 | Costs of equipment and goods sold | 71,551 | -8,296 | | -8,296 | 63,255 |
| 5 | Services and other goods | 127,688 | 5,132 | -84 | 5,048 | 132,736 |
| 3.a | Remuneration, social security and pensions | 64,857 | -6,031 | | -6,031 | 58,826 |
| 6 | Depreciation and amortization | 83,085 | -602 | 40 | -562 | 82,523 |
| 7 | Bad debt, inventory and other provisions | -1,204 | -2,616 | 2,187 | -429 | -1,633 |
| | Other operating charges | 6,466 | | | | 6,466 |
| 8 | Depreciation consolidation difference | 711 | -711 | | -711 | 0 |
| | **Total operating expenses** | **486,373** | **-13,124** | **2,143** | **-10,981** | **475,392** |
| | **EBITDA (= EBIT + depreciation and amortization)** | **268,104** | **452** | **-2,103** | **-1,651** | **266,453** |
| | EBITDA margin in % of services revenues | 43.2% | | | | 43.0% |
| | **EBIT (result of operating activities)** | **184,308** | **1,765** | **-2,143** | **-378** | **183,930** |
| 9 | Net finance costs | -20,010 | 9,910 | -12 | 9,898 | -10,112 |
| | **Result of operating activities after net finance costs** | **164,298** | **11,675** | **-2,155** | **9,520** | **173,818** |
| 10 | Tax expenses | -44,586 | -11,036 | | -11,036 | -55,622 |
| | **Profit from continuing operations** | **119,712** | **639** | **-2,155** | **-1,516** | **118,196** |
| | **Profit attributable to equity holders of the parent** | **119,712** | **639** | **-2,155** | **-1,516** | **118,196** |
| | Earnings per share (Belgian GAAP) | 1.91 | | | | |
| 11 | Earnings per share (IFRS) | | | | | 1.88 |
| 11 | Diluted earnings per share (IFRS) | | | | | 1.88 |

## Notes on the reconciliation of Profit as at 30 June 2004

Aside from consolidation of the France Telecom joint venture France Télécom – Télindus, named 'Irisnet', at 50%, as set out before, the IFRS adjustments to the income statement as at 30 June 2004 are as follows:

1. a. Commissions on sale of pre-paid call cards
Commissions paid to the distribution channels on sales of pre-paid call cards represent the fair value of the services rendered and must therefore be recorded as expenses under IFRS and not as a reduction in revenue: **7,446**.

b. Revenue share agreements
Under such agreements, the role of Mobistar is by its nature limited to transmission, through its network, of products or services developed and marketed by third-party content providers, who appear as such to users and who bear most of the risks and rewards associated with their products and services. In such circumstances, the revenue to be recognised by Mobistar consists of the amount billed to its customers for this type of product after deduction of the fees

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paid to the third-party content providers for the products and services delivered: **- 8,524**.

c. Collectability of receivables
Under standard 18.14, revenue may only be recognised to the extent that it is probable that the company will receive economic benefits associated with the transaction. Moreover, in accordance with IAS 31 and SIC 12, Mobistar has consolidated the joint venture 'Irisnet' at 50%. In the light of past experience and estimates of the future cash flows from the joint venture, Mobistar considers that there is no reasonable certainty of the collectability of its receivables as at the date of the balance-sheet and the revenue will not be shown until effective payment: **- 2,203**.

d. Site-sharing rental income
It is a common practice in the telecom sector to sub-let network sites to other operators in order to optimise cost-savings and to conserve the environment. In the case of site rental contracts where Mobistar retains sole responsibility under the terms and conditions of the rental agreement, rental costs are shown in their entirety as expenses. The amounts paid to Mobistar by third-party operators under site sub-letting agreements are shown as revenue: **1,313**.

2. IAS 18.9 stipulates that revenue should be measured at the fair value of the consideration received or receivable. Consequently, financial discounts granted to customers in the event of early payment are deducted from revenue: **- 699**.

3. The amount of other operating income and capitalised production has decreased by - **8,692** thousand euros:
a. Internal capitalised costs are shown as deductions from expenses in the category to which they relate, specifically **6,031** thousand euros deducted from 'Remuneration, social security payments and pensions' costs and **922** thousand euros from 'Services and other goods'.
b. Other operating income has decreased by - **1,739** as a result of the transfer of income from sub-letting network sites into revenue (- **1,313**, see 1.d) and of the recognition of revenue generated in the joint venture 'Irisnet' at the time of payment (- **426**, see 1.c).

4. Stocks of goods were valued using the FIFO valuation method in the course of the year, and therefore the FIFO valuation shown in the IFRS opening balance sheet must be reversed: **317**.

5. The cost of 'Services and other goods' increased by **5,132** thousand euros:
- Commissions on pre-paid call cards shown as expenses (see 1.a): **7,446**.
- Use of the provision for loyalty commissions shown in the IFRS opening balance sheet: **- 1,758**.
- Reclassification of internal capitalised costs (see 3.a): **- 922**.
- Web-site development costs not qualifying for capitalisation (SIC 32): **433**.
- Reversal of the costs incurred for refurbishment of rented premises: **- 67**.

6. Depreciation on fixed assets was reduced by **- 602** thousand euros:
- Reversal of depreciation of incorporation costs already excluded from the assets shown in the IFRS opening balance sheet: **- 246**.
- Reversal of depreciation of web-site development costs which do not qualify as an asset (SIC 32): **- 273**.
- Reversal of the depreciation charge on borrowing costs: **- 208**.
- Depreciation of the refurbishment costs of rented premises: **67**.

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- Cancellation of the correction of depreciation of land shown in the IFRS opening balance sheet: **58**.

7. Receivables due from the joint venture 'Irisnet' have been deferred until receipt of payment (see 1.c and 3.b). Consequently, provision for bad debts shown under Belgian GAAP had to be reversed: **- 2,616**.

8. In accordance with IFRS 3.54-55, the goodwill is no longer amortised: **- 711**.

9. The financial result has increased by **9,910** thousand euros:
- Reversal of the costs related to the closing out in 2004 of derivatives already deducted from the equity in the IFRS opening balance sheet: **9,678**.
- Deduction from revenue of financial discounts granted to customers for early payment: **712**.
- Borrowing costs reclassified as expenses using the IAS 23.7 benchmark: **- 391**.
- Deduction of financial discounts earned from the costs category to which they relate, i.e. 'Costs of equipment and goods sold': **- 89**.

10. By application of IAS 12, total deferred tax assets as at 30 June 2004 amount to **17,468** thousand euros, as against **28,975** thousand euros shown in the IFRS opening balance sheet. This represents a decrease of **11,507** thousand euros, of which **11,036** thousand euros are shown in the statement of income and **471** thousand euros relate to 'Cash Flow Hedge' derivatives shown in the separate equity category 'Hedging Reserve'. The decrease in deferred tax assets arises principally from absorption of the tax loss carried forward and from application of a portion of the investment deduction.

11. Basic earnings per share under IFRS amount to **1.88** euros as against **1.91** euros under Belgian GAAP, and were calculated taking into account the weighted impact of the 286,149 warrants exercised as at 30 June 2004. The diluted earnings per share under IFRS amount to **1.88** euros taking into account the fact that 489,471 warrants granted to employees subsist as at 30 June 2004.

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mobistar
Orange group

***Application of Accounting Standard IAS 34 - Interim financial reporting***

The interim financial report in relation to the consolidated accounts of the Mobistar group as at 30 June 2005 has been drawn up in accordance with the requirements of the accounting standard IAS 34.

The consolidated annual accounts for the 2004 financial year as published include a reconciliation of equity between Belgian GAAP and IFRS standards at date of transition of 1 January 2004 and at the end of the financial year closed on 31 December 2004, and a reconciliation of the profit and loss account drawn up on 31 December 2004 following Belgian GAAP and IFRS standards.

***Perimeter of consolidation***

The perimeter of consolidation on 30 June 2005 remains unchanged compared with that applicable on 31 December 2004 and includes Mobistar SA, Mobistar Corporate Solutions SA, Mobistar Affiliate SA and, by application of standard IAS 31 and interpretation SIC 12, the joint venture France Télécom-Telindus, named 'Irisnet', at 50%.

***Accounting policies and changes in accounting estimates***

Accounting policies applied on 30 June 2005 are identical to those used in the annual financial statements for the financial year which closed on 31 December 2004

With regard to accounting estimates, the useful life of tangible and intangible assets has been revised as a function of the duration of their use to the company, and this has been done prospectively from 1 January 2005.

1. Network infrastructure
The useful life of elements of the network infrastructure have been revalued as follows:

| | Initial useful life | Useful life as at 01.01.2005 |
|---|---|---|
| Pylons and buildings: | 8 years | 20 years |
| Network equipment: | 8 years | 8 years |
| Upgrade of computer applications integrated into network equipment: | 5 years | 5 years |
| Messaging equipment: | 8 years | 5 years |

2. Other assets
The useful life of assets other than those relating to the network, which previously varied between 3 and 5 years, has been modified as follows:

| | Initial useful life | Useful life as at 01.01.2005 |
|---|---|---|
| Computer licences | 5 years | 4 years |
| Development of computer applications | 5 years | 4 years |
| Personal computers | 3 years | 4 years |
| Servers | 3 and 4 years | 5 years |

The impact as at 30 June 2005 of the new useful lives applied on 1 January 2005 is shown as follows:

| | |
|---|---|
| Network infrastructure | 7.2 million euros in depreciation written back |
| Other assets | 9.8 million euros in supplementary depreciation |

being a net impact of 2.6 million euros in supplementary depreciation.

The overall impact for the 2005 financial year as a whole is valued at:

| | |
|---|---|
| Network infrastructure: | 15.1 million euros in depreciation written back |
| Other assets: | 16.0 million euros in supplementary depreciation |

being a net impact of 0.9 million euros in supplementary depreciation.

***Nature and amount of items that are unusual because of their nature, size or incidence***

As at 30 June 2005
Linear amortisation of the cost of the licence to operate 3G began on 6 April 2005, the date the UMTS network went into technical operation in the Antwerp region, and will be spread over a period of 16 years.
The depreciation charge for the 3G licence for a full year amounts to 9.3 million euros.

As at 30 June 2004
Non-recurring factors affecting the profit and loss account of up to 4.4 million euros to the benefit of turnover in telephone business, and up to 3.8 million to the detriment of operating charges.

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***Nature and amount of changes in estimates of amounts reported in prior interim periods or in prior financial years***

Estimated amounts presented in prior financial years have not been significantly modified except with regard to the useful life of tangible and intangible assets discussed above.

***Issuances, repurchases and repayments of debt and equity securities***

No transaction of this type has been recorded during the interim period which closed on 30 June 2005.

***Dividend paid for ordinary shares***

The dividend of 126 million euros (2 euros per ordinary share) in relation to the 2004 financial year voted by the General Meeting of shareholders on 5 May 2005 was paid on 11 May 2005.

***Material events subsequent to the end of the interim period not reflected in the interim financial statements***

No significant event has arisen since closure of the interim period on 30 June 2005.

***Effect of changes in the composition of the entity during the interim period***

Merger by absorption into Mobistar of its wholly-owned subsidiary Mobistar Affiliate, with effect from 1 January 2005, resulted in recognition of consolidated goodwill of 11.8 million euros, compared with 10.6 million euros as at 31 December 2004.

***Changes in contingent assets or liabilities***

No change has arisen in relation to the status of any assets or liabilities as published in the last annual accounts finalised on 31 December 2004.

***Write-down and reversal of write-down of inventories***

| (million €) | 30/06/2005 | 31/12/2004 | Variation |
|---|---|---|---|
| Gross value of inventories | 10.1 | 20.5 | -10.4 |
| Write-down of inventories | 3.1 | 2.5 | 0.6 |
| Net value of inventories | 7.0 | 18.0 | -11.0 |

The significant reduction in the level of inventories largely results from suspension of terminal sales with SIM cards and call credits following the judgment handed down by the Court at Antwerp at the end of 2004.

***Recognition of a loss from the impairment of assets***

No impairment loss or reversal of impairment loss was recorded during the interim period which closed on 30 June 2005.

***Reversal of provisions for the costs of restructuring***

No provision for restructuring is shown in the consolidated accounts balanced on 31 December 2004 and 30 June 2005.

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***Acquisitions and disposals of items of property, plant and equipment***

| (million €) | Land and buildings | Plant, machinery and equipment | Furniture and vehicles | Other tangible assets | Total tangible assets |
|---|---|---|---|---|---|
| Acquisition cost | | | | | |
| As at 31 December 2004: | 346.9 | 534.7 | 102.2 | 20.6 | 1,004.4 |
| Changes during the financial year: | | | | | |
| Acquisitions | 13.6 | 44.5 | 4.8 | 0.1 | 63.0 |
| Dismantling costs | 1.1 | | | | 1.1 |
| Disposals and decommissioning | -1.8 | -0.6 | -2.4 | -1.1 | -5.9 |
| As at 30 June 2005: | 359.8 | 578.6 | 104.6 | 19.6 | 1,062.6 |
| Amortisation and depreciation | | | | | |
| As at 31 December 2004: | 172.1 | 316.9 | 85.5 | 11.6 | 586.1 |
| Changes during the financial year: | | | | | |
| Recorded | 6.5 | 31.4 | 2.8 | 1.0 | 41.7 |
| Dismantling costs | 0.3 | | | 0.1 | 0.4 |
| Disposals and decommissioning | -1.8 | -0.6 | -2.4 | -1.1 | -5.9 |
| As at 30 June 2005: | 177.1 | 347.7 | 85.9 | 11.6 | 622.3 |
| Net book value as at 30 June 2005 | 182.7 | 230.9 | 18.7 | 8.0 | 440.3 |

***Commitments for the acquisition of tangible and intangible assets***

As at 30 June 2005, commitments for the acquisition of tangible and intangible assets amounted to 127.6 million euros compared with 106.1 million euros at the end of December 2004 and mainly involve investments associated with renewal of network equipment.

***Settlement of litigation***

In its judgement of 30 June 2005, the Appeal Court in Antwerp confirmed the judgement handed down in first instance which ruled that Mobistar had breached the law on business practices by offering terminals in combination with SIM cards and call credits, or terminals combined with call credits.

***Correction of prior period errors***

No correction of a fundamental error was effected during the interim period closed on 30 June 2005.

***Exceptional factors***

No exceptional factors have arisen during the interim period closed on 30 June 2005.

***Breach or default in relation to a clause in a loan agreement***

No breach or default of this type requires reporting for the interim period closed on 30 June 2005.

***Transactions with related parties***

| (million €) | 30/06/2005 | 31/12/2004 |
|---|---|---|
| Debts and loans | | |
| Current trade receivable | 21.7 | 15.7 |
| Cash deposit | 143.0 | 105.5 |
| Interest receivable | 0.2 | 0.2 |
| Total loans | 164.9 | 121.4 |
| Long-term loans | 249.5 | 249.4 |
| Current liabilities | 15.8 | 9.0 |
| Total liabilities | 265.3 | 258.4 |